OMB Approval OMB Number: 3235-0167 Expires: November 30, 2007 Estimated average burden hours per response..1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-52268

HEALTHY COFFEE INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

5761 E. La Pacma Ave., Suite 108, Anaheim, CA 92807 (714) 718-2458
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, $.001 PAR VALUE
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)   /X/                Rule 12h-3(b)(1)(i)   / /
Rule 12g-4(a)(1)(ii)  / /                Rule 12h-3(b)(1)(ii)  / /
Rule 12g-4(a)(2)(i)   / /                Rule 12h-3(b)(2)(i)   / /
Rule 12g-4(a)(2)(ii)  / /                Rule 12h-3(b)(2)(ii)  / /
                                               Rule 15d-6            / /

 Approximate number of holders of record as of the certification or notice date:75
Pursuant to the requirements of the Securities Exchange Act of 1934, HEALTHY COFFEE INTERNATIONAL, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2007                                                                                                                      By: /S/ Rick Aguiluz
            Rick Aguiluz
            Chief Executive Officer
            Healthy Coffee International, Inc.